LPA Announces Reporting Dates for Third Quarter 2026 Financial Results

San Jose, Costa Rica, October 27, 2026 – Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”), a leading developer, owner and manager of institutional quality, Class A industrial and logistics real estate in Latin America, announced today the reporting dates for its Third Quarter 2026 financial results.

Earnings Release

Tuesday, November 10, 2026
Time: After Market Close

Conference Call

Wednesday, November 11, 2026

Time: 9:00 a.m. ET | 8:00 a.m. CT

To participate, please dial

+1 (833) 461 5787 (USA Toll-Free)

+1 (585) 542 9983 (USA/International Toll)

Conference ID: 229873190

Webcast: https://events.q4inc.com/attendee/229873190

A call recording will be available for replay on LPA’s website for a limited time.

About Logistic Properties of America
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of June 30, 2026, LPA’s operating and development portfolio comprised 34 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 580,136 square meters (or approximately 6.2 million sq. ft.) of gross leasable area For more information visit https://ir.lpamericas.com.

Investor Relations Contact:

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
ir@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com